

March 12, 2012

Via E-mail
Shelly Reynolds
Vice President and Worldwide Controller
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109-5210

> **Re:** **Amazon.com, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 1, 2012**
> **File No. 0-22513**

Dear Ms. Reynolds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 5

We Could Be Harmed by Data Loss or Other Security Breaches, page 10

1. We note that Zappos.com announced on its website that a cyber attack occurred during which millions of user accounts were compromised. Please tell us what consideration you gave to including expanded disclosure consistent with the guidance provided by the Division of Corporation Finance's Disclosure Guidance Topic No. 2. In particular, in light of the fact that your subsidiary has actually experienced this cyber attack (as opposed to warnings that you may experience such an attack), please address whether disclosure of the breaches would provide the proper context for this risk factor disclosure and whether the potential harm to your business resulting from these and similar breaches should be expanded to address reputational damage affecting customer or investor confidence.

2.  We note that you rely on third party technology and systems in certain aspects of your business, including for encryption and authentication technology to securely transmit confidential information. Please explain to us how these technologies and systems fit into your business operations and describe the associated risks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 24

3.  Please tell us your consideration of quantifying, to the extent practicable, the effect of the factors contributing to increases in fulfillment, marketing and technology and content costs. Please also tell us your consideration of discussing why fulfillment, marketing and technology and content costs increased as a percentage of net sales.

4.  Please tell us your consideration of discussing why the effective tax rate increased significantly from fiscal 2010 to 2011.

Item 8. Financial Statements and Supplementary Data, page 34

5.  Please provide us with your income significance test supporting your determination that the financial statements of LivingSocial are not required to be filed pursuant to Rule 3-09 of Regulation S-X.

Consolidated Statements of Operations, page 37

6.  Please tell us your consideration of stating separately cost of products and cost of services. Refer to Rule 5-03.2 of Regulation S-X.

7.  We note your disclosure on page 30 that equity-method investment activity, net of tax, includes gains of $163 million as a result of reductions in your equity ownership and a recovery on the sale of an equity position. Please tell us your consideration of classifying these gains as non-operating income or separately stating gains/losses from the equity pickup. In your response, please include your consideration of predominant practice in classifying gains or losses on investments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc:     Michelle Wilson
        General Counsel